FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of December, 2004

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                Form 20-F __X__                Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                    1934.)

                    Yes ____                        No __X__

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

An announcement on entering into an agreement by the registrant with Shanxi Jincheng Anthracite Mining Group Co., Ltd. for the latter to provide high-quality thermal coal to the registrant, made by Huaneng Power International, Inc. ("registrant") in English on December 6, 2004.


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                                   SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                            -----------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date: December 6, 2004


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                               [GRAPHIC OMITTED]

 (a Sino-foreign joint stock limited company incorporated in the
                          People's Republic of China)
                               (Stock Code: 902)

                       OVERSEAS REGULATORY ANNOUNCEMENT
                      ENTERING INTO COAL SUPPLY AGREEMENT

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On 3rd December 2004, the Company entered into an agreement with Jincheng Coal
Group for purchase of coal.
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This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the
Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules") and released on Shanghai Stock Exchange simultaneously.

Huaneng Power International, Inc. (the "Company") entered into an agreement with Shanxi Jincheng Anthracite Mining Group Co., Ltd. ("Jincheng Coal Group") on 3rd December 2004, pursuant to which Jincheng Coal Group will provide the Company with high-quality thermal coal amounting to 3 million tonnes, 4 million tonnes, 5 million tonnes, 6 million tonnes and 6 million tonnes respectively for each of five years from 2005 to 2009. The Company and Jincheng Coal Group have determined basic coal prices and annual price increase/decrease ranges.

Jincheng Coal Group is an independent third party not connected to the Company as defined in the Listing Rules and the transactions as contemplated by the aforesaid coal supply agreement do not constitute notifiable transaction or connected transaction under the Chapter 14 and Chapter 14A of the Listing Rules.


                                               By Order of the Board
                                                     Huang Long
                                                 Company Secretary


As at the date of this announcement, the directors of the Company are:



Li Xiaopeng (Non-executive director)       Gao Zongze (Independent director)
Wang Xiaosong (Non-executive director)     Zheng Jianchao (Independent director)
Huang Yongda (Executive director)          Qian Zhongwei (Independent director)
Ye Daji (Non-executive director)           Xia Donglin (Independent director)
Huang Jinkai (Non-executive director)      Liu Jipeng (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)

Beijing, the PRC
6th December 2004